                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)


/x/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2000


                                       or

/ /       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the transition period from _____ to _____

                        Commission file number 000-23157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        A. C. MOORE ARTS & CRAFTS, INC.
                              500 University Court
                               Blackwood, NJ 08012

                   A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

In 1999, A. C. Moore Arts & Crafts, Inc. (the "Employer" or the "Company") established the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is A. C. Moore Arts & Craft, Inc., 500 University Court, Blackwood, NJ 08012.

Contributions Under the Plan. Employees may elect to contribute up to 20 percent of their annual compensation, not to exceed $10,500 for 2000. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2000.

Administration of the Plan. An officer of the Company at its principal executive office administers the Plan. Certain administrative functions may be delegated to employees of the Company. Officers and employees do not receive compensation from the Plan.

Custodian of Investments. The assets of the Plan are held in trust and managed by the Plan's trustee, Merrill Lynch Trust Services. Effective November 15, 2000, BISYS Plan Services began providing record keeping services for the Plan's trustee.

Reports to Participating Employees: Each participant in the Plan receives quarterly statements of their accounts each plan year.

                                   SIGNATURES

Pursuant to the requirement of the Securities and Exchange Act of 1934, the administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                  A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 27, 2001                 By:    /s/ LESLIE H. GORDON
                                                     Leslie H. Gordon
                                                     Administrator

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) and related Prospectus pertaining to A. C. Moore Arts & Crafts, Inc. 401(k) Plan of our report dated June 6, 2001, with respect to the financial statements and supplementary schedules of the A. C. Moore Arts & Crafts, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.


                                    /s/ STOCKTON BATES, LLP
                                            Stockton Bates, LLP


Philadelphia, Pennsylvania
June 6, 2001

                                   A.C. MOORE
                               ARTS & CRAFTS, INC.
                                   401(k) PLAN


                              Financial Statements


                                December 31, 2000

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
December 31, 2000




                                    CONTENTS



                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1


Financial Statements:

   Statement of Net Assets Available for Benefits
      as of December 31, 2000 and 1999                                      2

   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2000                                  3

   Notes to Financial Statements                                          4 - 8


Supplementary Information:

   Schedule of Assets Held for Investment Purposes
      as of December 31, 2000                                             9 - 9a

   Schedule of Non-Exempt Transactions
      as of December 31, 2000                                               10

                          INDEPENDENT AUDITORS' REPORT




To the Trustees
A.C. Moore Arts & Crafts, Inc.
401(k) Plan
500 University Court
Blackwood, New Jersey  08012


               We have audited the accompanying statement of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000 and the supplementary schedules as of and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                       Stockton Bates, LLP

                                       Certified Public Accountants

 Philadelphia, Pennsylvania

 June 6, 2001

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                 Statement Of Net Assets Available For Benefits


December 31:                                      2000                  1999
--------------------------------------------------------------------------------

ASSETS:

   Cash                                      $       2,003         $        -
--------------------------------------------------------------------------------

   Investments, at fair value:

      Corporate stocks - common                    390,707            161,056
      Common/collective trusts                     321,032            158,892
      Registered investment companies            1,608,882            898,561
      Participant loans                             45,121              8,406
--------------------------------------------------------------------------------
               Total investments                 2,365,742          1,226,915


   Receivables:

      Accrued income receivable                      1,018                366
      Employer contributions                        10,511              8,994
      Employees' contributions                      66,821             48,578
--------------------------------------------------------------------------------

                                                    78,350             57,938
--------------------------------------------------------------------------------

               Total assets                      2,446,095          1,284,853

LIABILITIES                                              -                  -
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS               $2,446,095         $1,284,853
================================================================================



                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

            Statement Of Changes In Net Assets Available For Benefits


Year Ended December 31, 2000:
--------------------------------------------------------------------------------

ADDITIONS:

   Additions to net assets attributable to:

      Investment income:
         Net investment gain from registered Investment companies    $    9,067
         Net investment gain from common stock                            5,571
         Unrealized depreciation of assets                              (56,801)
         Interest and dividends                                         145,957
--------------------------------------------------------------------------------

                                                                        103,794

      Contributions:
         Employer                                                       165,423
         Participants                                                 1,017,720
--------------------------------------------------------------------------------

                                                                      1,183,143
--------------------------------------------------------------------------------

               Total additions                                        1,286,937


DEDUCTIONS:

   Deductions from net assets attributed to:

      Benefits paid to participants                                     124,345
      Administrative expenses                                             1,350
--------------------------------------------------------------------------------

               Total deductions                                         125,695
--------------------------------------------------------------------------------

               Net increase                                           1,161,242


NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                                  1,284,853
--------------------------------------------------------------------------------


   End of year                                                       $2,446,095
================================================================================




                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2000


 1.     DESCRIPTION OF PLAN:

                        The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                        The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the
        Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all administrative expenses are paid directly by the Company.

                        For the period January 1, 2000 to August 31, 2000, all employees of the employer and participating affiliates who are at least 21 years of age and have completed one year of service of at least 1,000 hours were eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Effective September 1, 2000, the Plan was amended whereby employees are eligible to participate upon attaining 21 years of age and completing 1/4 year of service (not subject to any minimum hours requirement). Employees will become a participant in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.

                        Employees may elect to contribute up to 20 percent of their annual compensation, not to exceed $10,500 for 2000. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2000.

                        The employees' and employer's contributions are deposited weekly in a fund held in trust by Merrill Lynch Trust Services. Each participant's account is credited with the participant's and employer's contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances, as deferred. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        Effective November 15, 2000, BISYS Plan Services began providing record keeping services for the Plan's Trustee, Merrill Lynch Trust Services.

                        Participants may direct the investments of their accounts among alternative investment funds provided under the Plan.

                        Participants are immediately vested in their voluntary contributions and any transfers or rollover plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.

                        On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant's expected lifetime, or the joint future lifetime of the participant and spouse.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2000


 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                        Basis of Accounting:

                        The financial statements included with Form 5500 for the year ended December 31, 2000 have been prepared on the accrual basis of accounting.

                        Valuation of Investments:

                        The Plan's investments at December 31, 2000 consist of shares in pooled investment funds and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor) held and managed by Merrill Lynch Trust Services. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the funds and common stock fluctuate to reflect the fair market values of the securities held in these funds.

                        Use of Estimates:

                        Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

                        Forfeitures:

                        Employer contributions for the years ended December 31, 2000 and 1999 were reduced by $3,965 and $-0-, respectively, from forfeited nonvested accounts. At December 31, 2000, there are no unutilized forfeitures.

                        Loans:

                        Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.


 3.     TAX STATUS:

                        The Plan has not yet received a determination letter. However, the plan's administrator and advisors believe that the plan and trust are currently designed and are operating in compliance with the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax exempt as of the financial statement date.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2000


 4.     INVESTMENTS:

            Common Stock:

            December 31, 2000:
            ------------------------------------------------------------------

                                                Number
                                               of Shares               Market
                                               or Units     Cost        Value
            ------------------------------------------------------------------

            A.C. Moore Arts & Crafts, Inc.     47,722.8   $300,120    $390,707*
            ------------------------------------------------------------------

                                                          $300,120    $390,707
            ==================================================================

            December 31, 1999:
            ------------------------------------------------------------------

                                                Number
                                               of Shares               Market
                                               or Units     Cost        Value
            ------------------------------------------------------------------

            A.C. Moore Arts & Crafts, Inc.     27,710.9   $148,609    $161,056*
            ------------------------------------------------------------------

                                                          $148,609    $161,056
            ==================================================================

            Common/Collective Trusts:

            December 31, 2000:
            ------------------------------------------------------------------

                                                Number
                                               of Shares               Market
                                               or Units     Cost        Value
            ------------------------------------------------------------------

            ML Ret Preservation Trust         321,031.7   $321,032    $321,032*
            ------------------------------------------------------------------

                                                          $321,032    $321,032
            ==================================================================

            December 31, 1999:
            ------------------------------------------------------------------


                                                Number
                                               of Shares               Market
                                               or Units     Cost        Value
            ------------------------------------------------------------------

            ML Ret Preservation Trust         158,891.6   $158,892    $158,892*
            ------------------------------------------------------------------

                                                          $158,892    $158,892
            ==================================================================

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2000


 4.    INVESTMENTS:  (Continued)

            Registered Investment Companies:

            December 31, 2000:
            -------------------------------------------------------------------------

                                                   Number
                                                  of Shares               Market
                                                  or Units      Cost       Value
            -------------------------------------------------------------------------

            ML Int'l Equity Fund Class D           9,574.9  $   100,820   $   94,600
            Mass Investors Growth Stock Fund      29,714.4      565,292      509,305*
            ML Basic Value Fund Class D            9,067.8      336,691      296,699*
            ML Core Bond Fund Inter Term Class D  21,034.0      232,817      234,530*
            ML S&P 500 Index Fund Class A          9,694.1      164,954      156,850*
            PIMCO Innovation Fund Class A            362.1       23,261       14,908
            State Street Aurora Fund              10,812.4      235,319      301,990*
            -------------------------------------------------------------------------

                                                             $1,659,154   $1,608,882
            =========================================================================

            December 31, 1999:
            -------------------------------------------------------------------------


                                                   Number
                                                  of Shares               Market
                                                  or Units      Cost       Value
            -------------------------------------------------------------------------

            ML Int'l Equity Fund Class D           5,114.0    $  49,853   $   61,931
            ML Basic Value Fund Class D            4,319.7      171,007      164,411*
            ML Core Bond Fund Inter Term Class D  10,957.8      123,588      119,878*
            ML S&P 500 Index Fund Class A          6,154.0      100,916      110,896*
            State Street Aurora Fund               5,835.3      102,842      129,600*
            Mass Investors Growth Stock Fund      15,339.2      265,686      311,845*
            ------------------------------------------------------------------------

                                                              $ 813,892   $  898,561
            ========================================================================

            *Investments that represent 5% or more of fair value of the Plan assets.

                        During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $42,163 as follows:


                       Registered investment companies                     ($125,874)
                       Common stock                                           83,711
                       -------------------------------------------------------------

                                                                            ($42,163)
                       =============================================================

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2000


 5.     PLAN TERMINATION:

                        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.


 6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

                        A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

                        December 31:                                               2000              1999
                        ------------------------------------------------------------------------------------

                           Net assets available for benefits
                              per the financial statements                      $2,446,095        $1,284,853

                           Receivable employer contributions                       (10,511)           (8,994)

                           Receivable employees' contributions                     (66,821)          (48,578)
                        -------------------------------------------------------------------------------------

                               NET ASSETS AVAILABLE FOR BENEFITS,
                                  PER FORM 5500                                 $2,368,763        $1,227,281
                        =====================================================================================

                        A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

                        Year Ended December 31, 2000:
                        -------------------------------------------------------------------------------------

                           Net increase in net assets available for
                              benefits per the financial statements                               $1,161,242

                           Difference in employer contributions                                       (1,517)

                           Difference in employees' contributions                                    (18,243)
                        -------------------------------------------------------------------------------------

                               NET INCREASE IN NET ASSETS AVAILABLE
                                  FOR BENEFITS, PER FORM 5500                                     $1,141,482
                        =====================================================================================

                        The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.

                            SUPPLEMENTARY INFORMATION

A.C. Moore Arts & Crafts, Inc. 401(k) Plan                                Page 9


                 Schedule of Assets Held for Investment Purposes
                                December 31, 2000
                                  EI #223527763
                                 Plan Number 001




                                                                         Cost/Book         Market         % Total
Shares/Units             Investment Category              Price/NAV        Value            Value          Value
-------------------------------------------------------------------------------------------------------------------

                             COMMON STOCK

 47,722.8216       A.C. Moore Arts & Crafts                  8.187       300,119.64        390,706.74       16.49%

                       COMMON/COLLECTIVE TRUSTS

319,326.5100       ML RET Preservation Trust                 1.000       319,326.52        319,326.51       13.48%
  1,705.2000       ML RET Preservation Trust                 1.000         1,705.20          1,705.20        0.07%
                                                                      -------------      ------------       ------

                   Total Common/Collective Trusts                        321,031.71        321,031.71       13.55%

                            MUTUAL FUNDS

 20,813.7246       ML BD Inter Term CL D                    11.150       230,413.89        232,073.03        9.80%
    220.3144       ML BD Inter Term CL D                    11.150         2,403.01          2,456.51        0.10%
    362.1100       PIMCO Innovation FD CL A                 41.170        23,260.90         14,908.07        0.63%
  9,694.0543       ML S&P 500 Index Fund CL A               16.180       164,953.62        156,849.80        6.62%
 10,709.6824       State Street Aurora Fund                 27.930       232,527.83        299,121.43       12.63%
    102.7064       State Street Aurora Fund                 27.930         2,791.54          2,868.59        0.12%
 29,568.2823       Mass Invest Growth Stk FD CL A           17.140       562,328.59        506,800.36       21.40%


A.C. Moore Arts & Crafts, Inc. 401(k) Plan                               Page 9a


                 Schedule of Assets Held for Investment Purposes
                                December 31, 2000
                                  EI #223527763
                                 Plan Number 001


                                                                         Cost/Book         Market         % Total
Shares/Units             Investment Category              Price/NAV        Value            Value          Value
-------------------------------------------------------------------------------------------------------------------

                             MUTUAL FUNDS

   146.1581       Mass Invest Growth Stk FD CL A            17.140         2,963.15          2,505.15        0.11%
 9,308.0079       ML Intl Equity FD CL D                     9.880        97,918.00         91,963.12        3.88%
   266.8677       ML Intl Equity FD CL D                     9.880         2,902.04          2,636.65        0.11%
 8,987.5953       ML Basic Value Fund CL D                  32.720       333,864.29        294,074.05       12.41%
    80.2227       ML Basic Value FD CL GM                   32.720         2,826.98          2,624.89        0.11%
                                                                       ------------      ------------      -------

                  Total Mutual Funds                                   1,659,153.84      1,608,881.65       67.92%

                                LOANS

45,121.2600       Loan Fund                                  1.000        45,121.26         45,121.26        1.90%
                  Investment Total                                     2,325,426.46      2,365,741.36       99.87%
                  Uninvested Cash                                                 -                 -
                  Accrued Income                                           1,017.63          1,017.63        0.04%
                  Cash                                                     2,003.29          2,003.29        0.08%
                                                                       ------------      ------------      -------

                  TOTAL ASSETS                                         2,328,447.38      2,368,762.28      100.00%


A.C. Moore Arts & Crafts, Inc.                                           Page 10
401(k) Plan


               Schedule of NonExempt Transactions
         Period from January 1, 2000 to December 31, 2000


                                          Relationship to Plan,
Identity of                               Employer or Other
Party Involved                            PartyinInterest              Description of Transactions
----------------------------------------------------------------------------------------------------------------

A.C. Moore Arts & Crafts, Inc.            Plan Sponsor                 Contributions of $20,444 for the payroll
                                                                       period ended April 16, 2000 were
                                                                       deposited May 23, 2000

A.C. Moore Arts & Crafts, Inc.            Plan Sponsor                 Contributions of $20,282 for the payroll
                                                                       period ended April 23, 2000 were
                                                                       deposited June 1, 2000

A.C. Moore Arts & Crafts, Inc.            Plan Sponsor                 Contributions of $24,384 for the payroll
                                                                       period ended April 30, 2000 were
                                                                       deposited June 6, 2000

A.C. Moore Arts & Crafts, Inc.            Plan Sponsor                 Contributions of $41,405 for the payroll
                                                                       period ended May 7, 2000 and
                                                                       May 14, 2000 were deposited
                                                                       June 21, 2000

A.C. Moore Arts & Crafts, Inc.            Plan Sponsor                 Contributions of $21,780 for the payroll
                                                                       period ended May 21, 2000 were
                                                                       deposited June 29, 2000

A.C. Moore Arts & Crafts, Inc.            Plan Sponsor                 Contributions of $23,898 for the payroll
                                                                       period ended May 28, 2000 were
                                                                       deposited June 29, 2000